Exhibit 99.1

Lifezone Metals Reports Completion of Tembo Zone Infill Drilling at the Kabanga Nickel Project with 41 m Intersect at 2.07% Ni, including 16.4 m at 2.77% Ni

Infill Drilling Continues at North Zone Intersecting 52.0 m at 2.37% Ni, including 39.8 m at 3.03% Ni; Safari Link Drill Plan Connecting Tembo and Safari Zones to Commence in September 2023

August 31, 2023, 6:00AM Eastern Standard Time

New York (United States), Dar es Salaam, (Tanzania) – Lifezone Metals Limited (“Lifezone Metals” or the “Company”) (NYSE: LZM), a modern metals company creating value across the battery metals supply chain from mine to metals production and recycling, is pleased to announce an update on its resource definition drilling programme at its Kabanga Nickel project (“Kabanga”) in North-West Tanzania. The Kabanga Nickel project is owned jointly by Lifezone Metals, through its subsidiary Kabanga Nickel Ltd (“KNL”) and BHP Billiton (UK) DDS Limited (“BHPB”), forming Tembo Nickel Corporation Limited (“TNCL”), the operating entity, together with the Government of Tanzania.

Infill and extensional drilling at the Tembo Zone, which will support an upcoming Mineral Resource estimate (“MRE”) and the Definitive Feasibility Study (“DFS”), was successfully completed in July 2023 using four diamond drill rigs on average. Tembo Zone drilling completed from 2021 through July 2023 (see Figure 1) by TNCL comprised of 49 holes, resulting in a total of 23,748 m of diamond drill core available for geological logging and sampling. A further nine holes for a total of 2,596 m were drilled at the Tembo Zone for metallurgical sampling, plus six geotechnical holes (2,312 m) to support the ongoing DFS. Drill core was logged to capture geological and geotechnical features in the on-site drillhole database, and samples were submitted for analysis to SGS’s laboratory in Mwanza, Tanzania.

Highlights from Tembo Zone drilling includes:

●	Hole KL22-10 intersected 41 m at 2.07% Ni, 0.39% Cu, and 0.16% Co, (2.67% NiEq231), including 16.4 m at 2.77% Ni, 0.45% Cu, and 0.23% Co, (3.59% NiEq23), (see Figures 4 and 5).

●	Hole KL22-12 intersected 39.6 m at 2.04% Ni, 0.37% Cu, and 0.13% Co, (2.55% NiEq23), including 19.9 m at 2.83% Ni, 0.44% Cu, and 0.19% Co, (3.53% NiEq23), (see Figures 6 and 7); and

●	Hole KL21-01 intersected 29.7 m at 1.94% Ni, 0.29% Cu, and 0.16% Co, (2.51% NiEq23), including 17.0 m at 2.42% Ni, 0.38% Cu, and 0.21% Co, (3.15% NiEq23).

Lifezone Metals’ CEO, Chris Showalter said: “Even after years of exploration and >620 km of drilling to date, the Kabanga orebody continues to showcase its quality differential with world-class nickel grades. The most recent infill drilling at the Tembo Zone ensures we can progress towards an updated Mineral Resource estimate, which is crucial for the Definitive Feasibility Study and ultimately support the mine plan.”

[1]	NiEq23 = Ni% + (Cu% * 0.411) + (Co% * 2.765)

Kabanga Resource Definition Drilling 08-31-23	1

Figure 1 Oblique Long Section of Kabanga Project Mineralisation Zones showing Drilling Eras and Mineralised Intercepts >0.58% NiEq23 (looking north-west)

Kabanga Resource Definition Drilling 08-31-23	2

Infill drilling continues at the North Zone, with five diamond drill rigs in operation since late-June 2023. Three holes have since been completed and seven are underway (two currently pre-collared only) for a total of 6,626 m of drill core (to 18 August 2023).

Recent highlights from the North Zone infill drilling includes:

●	Hole KN22-03 intersected 52.0 m at 2.37% Ni, 0.25% Cu, and 0.14% Co, (2.85% NiEq23), including 39.8 m at 3.03% Ni, 0.32% Cu, and 0.18% Co, (3.65% NiEq23); and

●	Hole KN22-01A intersected 27.7 m at 2.56% Ni, 0.32% Cu, and 0.22% Co, (3.29% NiEq23).

Gerick Mouton, COO added: “We are working well on the ground with the rigs and local laboratories, and I am pleased to see this package of work for the Tembo Zone infill drilling campaign come together. With these intersects and grades on both Tembo and North Zones it undoubtably underscores Kabanga’s immense quality. Other ongoing drilling activities, undertaken by four additional rigs, relate to surface and mine geotechnical and hydrological drilling supporting the DFS designs and water balance.”

Since December 2021, TNCL has completed 82 holes for more than 35 km of diamond core drilling at Tembo, North, and Safari (to 18 August 2023).

All field work since December 2021 has been conducted on Special Mining Licence ‘SML 651 / 2021’.

Table 1 shows composites of assay results received to 18 August 2023 from drilling completed by TNCL since late-2021, with a lower cut-off of 0.58% NiEq23.

Table 1 Composited Assay Results >0.58% NiEq23 for Holes Drilled between 2021–18 August 2023

BHID	From	To	Length	Ni	Cu	Co	S	Density	NiEq23	NiEq23 x length #
	(m)	(m)	(m)	(%)	(%)	(%)	(%)	(g/cm3) *	(%)
TEMBO ZONE
KL22-10	361.0	402.0	41.0	2.07	0.39	0.16	-	3.93	2.67	110
..includes	363.0	364.0	1.0	0.65	0.07	0.01	-	2.85	0.70
	365.0	373.0	8.0	1.29	0.45	0.06	-	3.29	1.65
	373.8	380.8	7.0	2.67	0.44	0.20	-	4.37	3.40
	381.8	398.2	16.4	2.77	0.45	0.23	-	4.62	3.59
KL22-12	383.0	422.6	39.6	2.04	0.37	0.13	-	3.92	2.55	101
..includes	385.0	393.4	8.4	1.44	0.44	0.06	-	3.24	1.78
	397.7	417.6	19.9	2.83	0.44	0.19	-	4.66	3.53
	418.3	419.6	1.2	1.45	0.26	0.10	-	3.89	1.83
KL21-01	367.2	396.9	29.7	1.94	0.29	0.16	-	3.00	2.51	74
..includes	370.2	376.3	6.1	2.40	0.28	0.21	-	3.00	3.10
	376.9	393.9	17.0	2.42	0.38	0.21	-	3.00	3.15
KL22-14	292.3	321.0	28.7	1.94	0.29	0.16	-	4.10	2.49	72
..includes	295.3	304.2	8.9	1.95	0.30	0.14	-	4.29	2.47
	304.9	317.9	13.1	2.53	0.37	0.21	-	4.59	3.27
KL22-01	367.0	395.5	28.5	1.61	0.24	0.14	-	3.00	2.10	60
..includes	369.0	369.3	0.3	1.76	0.11	0.19	-	3.00	2.34
	371.3	371.6	0.4	0.59	0.08	0.07	-	3.00	0.82
	371.9	372.7	0.7	0.69	0.56	0.08	-	3.00	1.14
	373.0	391.6	18.7	2.27	0.33	0.20	-	3.00	2.97
	391.9	392.5	0.6	2.04	0.18	0.18	-	3.00	2.62

Kabanga Resource Definition Drilling 08-31-23	3

BHID	From	To	Length	Ni	Cu	Co	S	Density	NiEq23	NiEq23 x length #
	(m)	(m)	(m)	(%)	(%)	(%)	(%)	(g/cm3) *	(%)
TEMBO ZONE
KL21-02	572.3	596.0	23.7	1.80	0.25	0.17	-	3.00	2.37	56
..includes	572.0	572.3	0.3	1.57	0.07	0.12	-	3.00	1.93
	572.3	574.3	2.0	0.65	0.15	0.00	-	3.00	0.72
	575.3	575.7	0.4	0.80	0.15	0.06	-	3.00	1.02
	576.3	593.6	17.3	2.31	0.31	0.23	-	3.00	3.08
	316.3	333.4	17.1	2.24	0.30	0.21	-	3.00	2.94
	335.4	335.5	0.1	2.49	0.23	0.21	-	3.00	3.17
KL22-13	398.3	421.3	23.0	1.73	0.27	0.11	-	3.89	2.14	49
..includes	383.0	384.0	1.0	0.59	0.19	0.01	-	2.86	0.70
	384.8	386.3	1.5	0.69	0.58	0.02	-	3.06	0.97
	387.0	398.3	11.3	2.44	0.39	0.17	-	4.46	3.07
	398.3	413.2	14.9	2.21	0.34	0.14	-	4.33	2.74
	416.8	418.3	1.6	1.50	0.17	0.12	-	3.56	1.88
KL22-11A	433.2	464.0	30.8	1.08	0.16	0.09	-	3.54	1.40	43
..includes	436.2	437.9	1.7	2.39	0.19	0.20	-	4.46	3.01
	446.1	457.0	10.9	1.87	0.24	0.16	-	4.13	2.40
	459.0	461.0	2.0	0.64	0.07	0.05	-	3.27	0.82
KL22-20	321.6	340.6	19.0	1.65	0.23	0.11	-	3.65	2.04	39
..includes	325.6	337.6	12.0	2.19	0.29	0.15	-	4.13	2.72
KL22-09	221.3	241.0	19.7	1.43	0.27	0.12	-	3.74	1.87	37
..includes	224.3	236.0	11.7	2.02	0.36	0.17	-	4.19	2.63
KL22-11	430.0	457.0	27.0	1.07	0.16	0.07	-	3.44	1.32	36
..includes	434.6	436.6	2.0	0.71	0.19	0.06	-	3.39	0.96
	437.5	440.3	2.8	2.73	0.20	0.19	-	4.53	3.33
	441.0	448.0	7.0	1.50	0.22	0.10	-	3.76	1.86
	449.0	452.3	3.3	1.08	0.19	0.02	-	3.43	1.23
KL23-23	644.3	667.7	23.4	1.18	0.13	0.08	11.73	3.24	1.47	34
..includes	647.3	663.4	16.1	1.54	0.16	0.11	15.22	3.42	1.90
	679.0	682.0	3.0	0.71	0.06	0.04	3.77	2.73	0.84
KL22-04	485.4	510.0	24.6	0.96	0.16	0.10	-	3.66	1.31	32
..includes	488.4	502.0	13.6	1.38	0.22	0.15	-	4.06	1.89
KL22-23	274.4	296.0	21.6	0.96	0.12	0.08	-	3.09	1.22	26
..includes	276.8	286.0	9.3	1.50	0.19	0.12	-	3.48	1.91
	288.0	290.1	2.1	0.90	0.10	0.07	-	3.06	1.15
	291.9	292.2	0.3	1.97	0.11	0.15	-	3.77	2.42
KL23-21	675.2	693.1	17.9	1.12	0.13	0.08	12.03	3.35	1.40	25
..includes	678.2	688.5	10.3	1.69	0.17	0.13	18.22	3.48	2.12
KL22-08	221.0	242.4	21.4	0.86	0.16	0.08	-	3.54	1.15	25
..includes	224.0	225.8	1.8	1.53	0.24	0.16	-	4.34	2.08
	226.3	237.4	11.1	1.11	0.21	0.11	-	3.79	1.49
KL22-03	578.5	591.1	12.6	1.45	0.22	0.15	-	3.00	1.94	24
..includes	580.5	591.1	10.6	1.71	0.25	0.17	-	3.00	2.29
	591.6	593.0	1.4	1.03	0.29	0.11	-	3.00	1.44
KL22-17	270.7	288.5	17.8	0.98	0.17	0.08	-	3.43	1.28	23
..includes	272.7	285.5	12.8	1.23	0.21	0.10	-	3.63	1.61
KL22-05	428.5	445.1	16.6	0.84	0.18	0.08	-	3.44	1.14	19
..includes	431.5	434.6	3.1	1.93	0.28	0.19	-	4.57	2.57
	436.6	438.6	2.0	0.70	0.14	0.07	-	3.38	0.94
	439.6	442.1	2.5	0.76	0.11	0.08	-	3.31	1.02
KL23-01	291.5	305.5	14.0	1.03	0.14	0.08	-	3.20	1.32	18
..includes	295.2	301.8	6.6	1.73	0.18	0.14	-	3.64	2.19
KL22-06	380.3	395.0	14.7	0.89	0.14	0.08	-	3.50	1.17	17
..includes	383.3	392.3	9.0	1.25	0.20	0.11	-	3.82	1.64
KL22-19	431.0	445.0	14.0	0.66	0.09	0.04	-	2.97	0.80	11
..includes	433.5	436.6	3.1	1.01	0.12	0.05	-	3.09	1.19
	439.2	439.8	0.7	1.09	0.12	0.07	-	3.32	1.33
	442.3	443.1	0.9	2.64	0.16	0.17	-	4.22	3.17
	468.1	468.4	0.4	1.18	0.04	0.09	-	3.73	1.45

Kabanga Resource Definition Drilling 08-31-23	4

BHID	From	To	Length	Ni	Cu	Co	S	Density	NiEq23	NiEq23 x length #
	(m)	(m)	(m)	(%)	(%)	(%)	(%)	(g/cm3) *	(%)
TEMBO ZONE
KL23-02	279.0	288.7	9.7	0.93	0.10	0.05	-	2.97	1.11	11
..includes	283.1	285.7	2.6	2.22	0.24	0.12	-	3.74	2.66
KL22-16	280.2	294.6	14.4	0.53	0.12	0.05	-	3.25	0.71	10
..includes	283.2	288.4	5.2	0.97	0.22	0.09	-	3.57	1.32
KL22-15	192.0	203.5	11.5	0.50	0.10	0.04	-	3.15	0.66	8
..includes	195.3	196.6	1.3	1.93	0.45	0.16	-	4.09	2.55
	197.4	198.5	1.1	0.96	0.15	0.08	-	3.50	1.24
KL22-24	324.0	330.8	6.8	0.63	0.10	0.02	-	2.93	0.72	5
..includes	326.8	327.8	1.0	2.54	0.25	0.05	-	4.20	2.78
	707.4	707.4	0.1	2.15	0.29	0.21	31.00	4.22	2.85
	708.3	709.1	0.8	2.33	0.30	0.22	31.00	4.31	3.07
KL22-07	402.3	402.5	0.2	3.70	0.03	0.16	-	3.27	4.15	1
KL22-22	317.0	317.8	0.8	1.31	0.19	0.10	-	3.53	1.68	1
KL23-22	763.5	764.5	1.0	0.68	0.04	0.04	5.84	2.90	0.81	1
NORTH ZONE
KN22-03	238.0	290.0	52.0	2.37	0.25	0.14	-	3.00	2.85	148
..includes	239.0	240.0	1.0	1.10	0.11	0.02	-	3.00	1.20
	244.1	283.9	39.8	3.03	0.32	0.18	-	3.00	3.65
KN22-01A	369.3	397.0	27.7	2.56	0.32	0.22	-	3.00	3.29	91
KN22-01	366.1	399.5	33.4	1.96	0.27	0.15	-	3.00	2.49	83
..includes	322.9	323.9	1.0	2.52	0.20	0.17	-	3.00	3.06
	360.0	360.5	0.5	19.16	0.59	0.79	-	3.00	21.58
	368.8	393.0	24.2	2.43	0.32	0.18	-	3.00	3.07
	393.5	396.5	3.0	1.93	0.29	0.19	-	3.00	2.58
KN22-02	434.0	466.2	32.2	1.23	0.19	0.09	-	3.00	1.56	50
..includes	437.2	451.9	14.7	2.52	0.40	0.19	-	3.00	3.21

*	Default density of 3.0 g/cm3 used (along with sample length) for assay grade weighting where density results not yet returned from the laboratory

#	Table sorted highest to lowest NiEq23 x Length of main composite interval per hole

Composited interval average grades weighted by sample length and density.

Main composite interval permitted to include individual samples <0.58% NiEq23 but only reported if entire interval meets cut-off of 0.58% NiEq23.

Sub-composite intervals break at samples <0.58% NiEq23.

Kabanga Resource Definition Drilling 08-31-23	5

Figure 2 TNCL Geologist Team Inspecting Drill Core from the Tembo Zone. From left to right: Jackline Bahati (Geologist), Innocent Ntabala (Senior Geotechnician), and Marry Mushi (Geologist)

The current North Zone drilling programme is expected to be complete by mid-September 2023, after which focus will shift to a new drilling programme that has been developed for the currently untested zone between Tembo North and Safari, known as the Safari Link programme.

Drilling in Tembo North and Safari shows that the shallow mineralisation trend is open along strike. The Safari Link drilling programme aims to test for the presence of Tembo-style mineralisation, as signalled by airborne EM/magnetics and ground EM coverage, which shows no significant gaps along strike to the north-east of Tembo.

The Safari Link drilling programme, which covers a strike length of approximately 1.5 km and comprises 62 diamond core drillholes for approximately 34 km of drilling, has been approved by TNCL. This programme (see Figure 3 ) is expected to require approximately six months to complete with six diamond drill rigs and will proceed in three phases: the first of which will test the presence of mineralisation in the Safari Link Zone, and the subsequent phases will infill as required to increase confidence in the characteristics and volume of any mineralisation that is identified to enable its incorporation into subsequent geological modelling.

Kabanga Resource Definition Drilling 08-31-23	6

Figure 3 Plan View showing Safari Link Planned Drilling Programme against backdrop of Kabanga Project Mineralisation Zones Drilling Eras and Mineralised Intercepts >0.58% NiEq23 (plan rotated 055°)

Kabanga Resource Definition Drilling 08-31-23	7

Figure 4 Core Photo showing Massive Sulfide Mineralisation in KL22-10
Mineralised Interval 376.14–389.48 m = 13.34 m at 2.56% Ni, 0.44% Cu, and 0.20% Co, (3.28% NiEq23) (includes 0.96 m of internal waste (<0.58% NiEq23) 380.82–381.78 m (shown by red arrows))

Kabanga Resource Definition Drilling 08-31-23	8

Figure 5 Core Photo showing Massive Sulfide Mineralisation in KL22-10
Mineralised Interval 389.48–398.18 m = 8.7 m at 2.77% Ni, 0.46% Cu, and 0.24% Co, (3.63% NiEq23) (end of mineralised interval shown by red arrow)

Kabanga Resource Definition Drilling 08-31-23	9

Figure 6 Core Photo showing Massive Sulfide Mineralisation in KL22-12
Mineralised Interval 397.7–410.94 m = 13.24 m at 2.84% Ni, 0.43% Cu and 0.19% Co, (3.54% NiEq23)

Kabanga Resource Definition Drilling 08-31-23	10

Figure 7 Core Photo showing Massive Sulfide Mineralisation in KL22-12
Mineralised Interval 410.94–417.57 m = 6.63 m at 2.81% Ni, 0.45% Cu, and 0.19% Co, (3.51% NiEq23) (end of mineralised interval shown by red arrow)

Kabanga Resource Definition Drilling 08-31-23	11

Figure 8 Jumbe Maulid (Geology Superintendent) from TNCL showing Massive Sulphide in Drill Core from Hole KN22-03 at North Zone, which intersected 52.0 m at 2.37% Ni, 0.25% Cu, and 0.14% Co, (2.85% NiEq23)

Kabanga Resource Definition Drilling 08-31-23	12

Additional Information Attached: Kabanga Geological History and MRE Overview

Qualified Person

The exploration results disclosed in this news release were prepared under the supervision of and approved by Ms. Sharron Sylvester, Member of the Australian Institute of Geoscientists (2512), and RPGeo (10125) in the fields of Mining and Mineral Resource Estimation. Ms. Sylvester is employed by OreWin Pty Ltd and engaged by Lifezone Metals Ltd. to act as independent Qualified Person for purposes of Subpart 1300 of Regulation S-K (“S-K 1300”) for the Kabanga project. She has appropriate qualifications and sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and has reviewed the technical and scientific data disclosed herein and conducted appropriate verification of the underlying data.

The Mineral Resource estimates discussed in this news release were first published in a Technical Report Summary (TRS) titled ‘Kabanga 2023 Mineral Resource’ dated 30 March 2023 and effective as at 15 February 2023. The reader is encouraged to review the 2023 Kabanga TRS, which is available as Exhibit 15.2 filed with LZM’s Form 20-F on with the Securities and Exchange Commission’s EDGAR system (sec.gov) on 11July 2023and is available at the following link: https://sec.gov/Archives/edgar/data/1958217/000121390023030343/ff42023ex96-1_lifezone.htm

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Contacts

Lifezone Metals Natasha Liddell Chief Sustainability & Communications Officer info@lifezonemetals.com	Investor Relations ICR, Inc. +1 (646) 200 8879 LifezoneMetalsIR@icrinc.com
Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com	US Media Enquiries Bronwyn Wallace H+K Strategies +1 (713) 724 3627 Bronwyn.Wallace@hkstrategies.com

About Lifezone Metals

Lifezone Metals (NYSE: LZM) is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Our mission is to provide commercial access to proprietary technology and cleaner metals production through a scalable platform underpinned by our tailored hydromet technology. This technology has the potential to be a cleaner and lower cost alternative to smelting, allowing us to responsibly and cost-effectively provide cleaner metals.

By pairing the Kabanga Project in Tanzania, which we believe is one of the largest and highest-grade undeveloped nickel sulphide deposits in the world, with our proprietary Hydromet Technology, we will work to unlock the value of a key new source of supply to global battery metals markets. We have a long-standing partnership with BHP on the Kabanga Project, with BHP having invested USD100 million, as we work to empower Tanzania to achieve full value creation in-country and become the next premier source of nickel.

www.lifezonemetals.com

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Additional Information: Kabanga Geological History and MRE Overview

Geology Overview

The Kabanga nickel deposit is located within the East African Nickel Belt (EANB), which extends approximately 1,500 km along a north-east trend from Zambia to Uganda.

The northern and central sections of the EANB are characterised by a thick package of Paleoproterozoic to Mesoproterozoic metasedimentary rocks, known as the Karagwe–Ankole Belt (KAB), within which occurs a suite of broadly coeval, igneous intrusions that correspond to the Kibaran tectonothermal event (1,350–1,400 Ma).

At the project area, the metasediments, which comprise pelites, sandstones, and quartzites, are overturned steeply dipping (70° to 80° to the west), with a north–north-east strike orientation (025°) from Main to North, changing to a north-east strike orientation (055°) from North to Safari (see Figure 9).

The potentially economic nickel-bearing massive sulfides are hosted within igneous chonoliths that are concentrically zoned with a gabbronorite margin and an ultramafic cumulate core. The project comprises six distinct sulfide mineralisation zones, namely (from south-west to north-east) Main, MNB, Kima, North, Tembo, and Safari, which occur over a strike length exceeding 7.5 km.

Kabanga sulfide mineralisation occurs both as:

●	Disseminated to net textured interstitial sulfides within the cumulate core zone of the chonoliths, as well as externally; and

●	Massive and semi-massive sulfide bodies along the side margins of the chonoliths.

The massive sulfides, which comprise dominantly pyrrhotite, with trace-to-15% pentlandite, account for the majority of the Mineral Resource estimates.

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Figure 9 Plan View Schematic of Geology of the Kabanga Area

Exploration/Drilling/History Overview

Exploration at Kabanga has been undertaken in several different phases spanning over 45 years, with more than 621 km of drilling having been completed in total over that time (see Table 2), less than 5% of which was on regional targets. The North and Tembo mineralised zones are the most densely drilled of all the mineralised zones identified to date.

The first drilling programme was undertaken by the United Nations Development Program (UNDP) between 1976 and 1979. Following a ten-year moratorium on foreign company exploration, Sutton Resources (Sutton) entered into several different joint ventures (JV) to explore between 1988–1999, after which Barrick Gold took over control of the project through the purchase of Sutton and progressed through several more drilling programmes independently and within JVs with Glencore. Several studies were completed from 2003 onwards, including scoping and prefeasibility studies, followed by an unpublished draft feasibility study undertaken by the Glencore–Barrick Gold JV in 2014. By the end of 2014, approximately 586 km of diamond drilling had been completed.

In 2019, Kabanga Nickel Ltd (KNL) acquired the project. KNL is jointly owned by LHL (83%) through its 100% entity, Lifezone Limited, with the remaining 17% directly owned by BHP Billiton (UK) DDS Limited (BHPB). KNL owns 84% of the project, with the remaining 16% held by the Government of Tanzania under the terms of a framework agreement.

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Since December 2021, KNL has completed 82 holes for more than 35 km of diamond core drilling at Tembo, North, and Safari (up to 18 August 2023) (see Table 2).

Table 2 Holes Completed Since Project First Discovered (to 18 August 2023)

Years	Company/Companies	Metres Drilled	Discovery (purpose)
1976–1979	UNDP Regional Exploration	20,068	Main
1991–1992	Sutton Resources	12,974	Main
1993–1995	Sutton–BHP JV	37,947	North
1997–1999	Sutton–Anglo American JV	56,227	North
2000–2004	Barrick Gold Corporation	39,931	MNB
2005–2008	Glencore–Barrick Gold JV	64,957 81,256 242,347	North Deep (Scoping Study 1) Tembo (Scoping Study 2) Safari / Kima (PFS)
2008–2009 2011–2012 2014	Glencore–Barrick Gold JV	21,368 5,303 3,320	North (draft FS) Regional Regional and Tembo North
2021–18/8/23	KNL	23,748 768 4,116 4,416 2,312	Tembo (infill and extension) Safari (extension) North (infill) Tembo and North (metallurgical) Tembo and North (geotechnical)
Total		621,058

All field work since December 2021 has been conducted on Special Mining Licence ‘SML 651 / 2021’ (see Figure 10 and Figure 111).

Permitting Overview

In Tanzania, minerals and natural resources are state owned and the rights to explore and mine minerals and to use natural resources are obtained from regulatory bodies defined in legislation that have a defined duration and are conditioned.

Mineral rights are held in the form of prospecting licences and mining licences. There are several types of prospecting licences and mining licences, depending on the nature of the minerals being mined and the size of the mine. A Special Mining Licence (SML) is the type of licence required for large scale mining operations (‘large scale’ being defined as those requiring a capital investment not less than US$100 million), and so this is the type of licence required for Kabanga.

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Figure 10 Location of the Project showing Tenements

Figure 11 Location of the Project showing Detail of SML 651 / 2021

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Mineral Resources Overview

Ordinary kriged resource estimates were completed in 2008 as part of the Glencore–Barrick Gold JV prefeasibility study. A thorough independent technical audit of the database, QA/QC, and the resource estimates was completed in 2009. The final resource estimate updates were completed in 2010 following an infill drilling campaign. The 2010 estimates form the basis of the Glencore–Barrick Gold JV 2014 draft feasibility study (unpublished).

Check models were completed by KNL for North and Tembo in 2021 using the same drillhole database as the 2010 estimates with a different interpretation and modelling approach. The 2010 and 2021 models were validated and compared visually and statistically for all grade elements estimated and for density.

In March 2023, the current Mineral Resource estimates (see Table 3) were published in a Technical Report Summary under US SEC Regulation S-K subpart 1300 rules for Property Disclosures for Mining Registrants (S-K 1300) (effective date 15 February 2023). This is the first time the Kabanga Mineral Resource estimates have been reported under S-K 1300 guidelines.

As the Kabanga North and Tembo zones contain multi element mineralisation, a nickel equivalent (NiEq) formula updated for current metal prices, costs and other modifying factors has been used for reporting from the Mineral Resource.

The 2023 nickel equivalent (NiEq23) formula is as follows:

NiEq23 (%) = Ni% + Cu% x 0.411 + Co% x 2.765

The 2023 NiEq cut-off grade is 0.58% NiEq.

Metal price assumptions used for cut-off grade determination were $9.50/lb for nickel, $4.00/lb for copper, and $26.00/lb for cobalt.

The Initial Assessment assumes an underground mining rate of 2.2 Mtpa. The mining method is underground stoping with backfill, and the extracted mineralised material will feed into an on-site concentrator. Concentrate is assumed to be transported to an off-site hydrometallurgical processing facility to produce final nickel, copper, and cobalt metal, with transport of the final metal to Dar es Salaam and export to markets for sale.

A cash flow analysis was not performed for the Project. The Initial Assessment has been prepared to demonstrate reasonable prospects of economic extraction, not the economic viability of the Mineral Resource estimates. The Initial Assessment is preliminary in nature, it includes Inferred Mineral Resources that are considered too speculative geologically to have modifying factors applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that this economic assessment will be realised.

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Table 3 Kabanga Mineral Resource Estimates as at 15 February 2023

Based on Metal Prices: $9.50/lb Nickel, $4.00/lb Copper, and $26.00/lb Cobalt

Mineral Resource Classification	LHL Tonnage (Mt)	Grades				Recovery
		NiEq23 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
MAIN
Measured	–	–	–	–	–	–	–	–
Indicated	2.14	2.44	1.92	0.28	0.15	87.2	85.1	88.1
Measured+Indicated	2.14	2.44	1.92	0.28	0.15	87.2	85.1	88.1
Inferred	–	–	–	–	–	–	–	–
MNB
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured+Indicated	–	–	–	–	–	–	–	–
Inferred	0.51	1.98	1.52	0.20	0.13	87.2	85.1	88.1
NORTH
Measured	4.7	3.37	2.64	0.35	0.21	87.2	85.1	88.1
Indicated	11.9	3.80	3.05	0.41	0.21	87.2	85.1	88.1
Measured+Indicated	16.6	3.68	2.93	0.39	0.21	87.2	85.1	88.1
Inferred	12.0	3.29	2.64	0.35	0.18	87.2	85.1	88.1
TEMBO
Measured	4.9	3.03	2.34	0.32	0.20	87.2	85.1	88.1
Indicated	2.2	2.20	1.69	0.22	0.15	87.2	85.1	88.1
Measured+Indicated	7.1	2.77	2.14	0.29	0.19	87.2	85.1	88.1
Inferred	2.1	3.05	2.41	0.31	0.18	87.2	85.1	88.1
OVERALL MINERAL RESOURCE
Measured	9.6	3.20	2.49	0.34	0.21	87.2	85.1	88.1
Indicated	16.3	3.40	2.71	0.36	0.19	87.2	85.1	88.1
Measured+Indicated	25.8	3.33	2.63	0.35	0.20	87.2	85.1	88.1
Inferred	14.6	3.21	2.57	0.34	0.18	87.2	85.1	88.1

1.	Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.
2.	Mineral Resources are reported showing only the LHL attributable tonnage portion, which is 69.713% of the total.
3.	Cut-off uses the NiEq23 using a nickel price of $9.50/lb, copper price of $4.00/lb, and cobalt price of $26.00/lb with allowances for recoveries, payability, deductions, transport, and royalties.
NiEq23% = Ni% + Cu% x 0. 411 + Co% x 2.765.
4.	The point of reference for Mineral Resources is the point of feed into a processing facility.
5.	All Mineral Resources in the 2023MRE were assessed for reasonable prospects for eventual economic extraction by reporting only material above a cut-off grade of 0.58% NiEq23.
6.	Totals may vary due to rounding.

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Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination between GoGreen Investments Corporation (“GoGreen”) and Lifezone Holdings Limited (“LHL”) that formed Lifezone Metals, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydromet technology (“Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the outcome of any legal proceedings that may be instituted against the Lifezone Metals in connection with the business combination; failure to realize the anticipated benefits of the business combination, including difficulty in integrating the businesses of LHL and GoGreen; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga Project; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this release. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved.  You should not place undue reliance on forward-looking statements herein, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

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Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

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